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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

INNOVATIVE CLINICAL SOLUTIONS, LTD. (Name of Issuer)
Common Stock, $0.01 par value (Title of Class of Securities)
45767E305 (CUSIP Number)
LC Capital Partners, LP 730 Fifth Avenue Suite 1002 New York, NY 10019
with a copy to: William C. F. Kurz, Esq. Pillsbury Winthrop LLP One Battery Park Plaza New York, New York 10004-1490 (212) 858-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 21, 2000
May 13, 2002
(Date of Events which Require Filing of this Statement)

CUSIP NO. 45767E305	13D	Page 2 of 12 Pages

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

CUSIP NO. 45767E305	13D	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LC Capital Partners, LP I.R.S. I.D. #13-4078779

2.	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH		7.	SOLE VOTING POWER 5,474,584

		8.	SHARED VOTING POWER 0

		9.	SOLE DISPOSITIVE POWER 5,474,584

		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,474,584

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.6%

14.	TYPE OF REPORTING PERSON PN

CUSIP NO. 45767E305	13D	Page 4 of 12 Pages

        (1)    Security and Issuer.

        This statement on Schedule 13D relates to the Common Stock, $0.01 par value (the "Shares"), of Innovative Clinical Solutions, Ltd., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10 Dorrance Street, Suite 400, Providence, RI 02903.

        (2)    Identity and Background.

        This statement is being filed by the following holder:

        (a)  LC Capital Partners, LP ("LC Capital" or the "Filing Party") is a limited partnership organized under the laws of Delaware whose principal business is as a distressed securities investment fund. The address of the principal executive offices and principal business of LC Capital is 730 Fifth Avenue, Suite 1002, New York, NY 10019.

        Set forth in Schedule I is the name, business address and present principal occupation or employment of each of the Filing Party's General Partner and the Managing Members of such General Partner as of the date hereof.

        During the past five years, neither the Filing Party nor, to its knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the past five years, neither the Filing Party nor, to its knowledge, any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

        (3)    Source and Amount of Funds or Other Consideration.

        The Filing Party acquired 1,252,284 Shares in the Issuer (as reported in Item 5) through the purchase of the 6.75% Convertible Subordinated Debentures due 2003 of the Issuer (the "Debentures") which were subsequently converted into Shares of the Issuer pursuant to a Joint Prepackaged Plan of Reorganization of the Issuer under Chapter 11 of the United States Bankruptcy Code that became effective on September 21, 2000 at a total cost of $3,347,895.71 on the dates listed in Schedule II. The Filing Party acquired 222,300 Shares of the Issuer (as reported in Item 5) in the open market at a total cost of $161,834.68 on the dates listed in Schedule III. The Filing Party acquired 4,000,000 Shares of the Issuer in a private negotiated transaction with Third Avenue Value Fund at a total cost of $241,200.00 on the date listed in Schedule IV. The source of funds for these purchases was working capital of the Filing Party.

CUSIP NO. 45767E305	13D	Page 5 of 12 Pages

        (4)    Purpose of Transaction.

        The primary purpose of the acquisition of the Shares by the Filing Party was as a financial investment. The purpose of the investment is to provide potential capital appreciation for the Filing Party.

        Depending upon the Filing Party's future strategic plans and upon the Issuer's prospects and future development, the Filing Party may from time to time purchase or sell Shares to increase or decrease its holding in the Issuer. In addition, through its equity holding and its anticipated appointment of Board members, the Filing Party may from time to time hold discussions with management on its future strategy and direction or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, such matters as disposing of one or more businesses, selling the company, acquiring another company or business, and changing operational or marketing strategies. Any additional purchases and sales of the Shares may be in the open market, privately negotiated transactions or otherwise.

        Other than as described above, neither the Filing Party nor, to its knowledge, any other person named in Schedule I hereto has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D, although as a significant stockholder of the Issuer and through any representation it may have on the Issuer's Board of Directors, the Filing Party may, from time to time, consider one or more of such actions.

        (5)    Interest in Securities of the Issuer.

        (a)  As of the date hereof, the Filing Party is the beneficial owner of 5,474,584 Shares, or approximately 45.6% of the 11,998,972 Shares outstanding as of May 20, 2002 (the "Outstanding Shares"), according to information contained in the Issuer's Annual Report on Form 10-K for the fiscal year ended January 20, 2002.

        (b)  The Filing Party has the sole power to vote and to dispose of the Shares described in (a) above.

        (c)  Schedules II, III, and IV attached hereto set forth the purchases of the Shares by the Filing Party during the last 2 years and 120 days. All of such purchases were effected by the Filing Party through either purchases of the Debentures that were subsequently converted into Shares of the Issuer, purchases in a national market or a private negotiated transaction.

        (d)  No other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Party.

CUSIP NO. 45767E305	13D	Page 6 of 12 Pages

        (e)  Not applicable.

        (6)    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Neither the Filing Party nor, to its knowledge, any person named in Schedule I has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        (7)    Material to be Filed as Exhibits.

        None

CUSIP NO. 45767E305	13D	Page 7 of 12 Pages

SIGNATURE

        I certify that the information set forth in this statement is true, complete and correct after reasonable inquiry and to the best of my knowledge and belief.

LC CAPITAL PARTNERS, LP
By:	LC Capital Advisors LLC
	By:	/s/ RICHARD F. CONWAY Name: Richard F. Conway Title: Managing Member

CUSIP NO. 45767E305	13D	Page 8 of 12 Pages

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF LC CAPITAL PARTNERS, LP

        The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of LC Capital Partners, LP. Except as indicated below, the business address of each such person is 730 Fifth Avenue, Suite 1002, New York, NY 10019.

Name and Title	Principal Occupation or Employment
LC Capital Advisors LLC	Advisor to LC Capital Partners, LP General Partner
Steven G. Lampe	Managing Member of the General Partner
Richard F. Conway	Managing Member of the General Partner

CUSIP NO. 45767E305	13D	Page 9 of 12 Pages

SCHEDULE II

SHARE ACQUISITIONS BY LC CAPITAL PARTNERS, LP THROUGH CONVERSION OF CONVERTIBLE SUBORDINATED DEBENTURES

        The table below sets forth the shares of Innovative Clinical Systems, Ltd. (the "Issuer") acquired by LC Capital Partners, LP (the "Filing Party") through the purchase of the 6.75% Convertible Subordinated Debentures due 2003 (the "Debentures") of the Issuer and the subsequent conversion of such Debentures into shares of the Issuer on September 21, 2000 in accordance with the Joint Prepackaged Plan of Reorganization of the Issuer (the "Plan") under Chapter 11 of the United States Bankruptcy Code. The table sets forth the amount of shares and the approximate price per share of the Issuer acquired on each purchase date of the Debentures.

Date	Amount of Shares	Approximate Price Per Share ($) (exclusive of commissions)
02/22/2000	51,432	2.5467
03/07/2000	6,804	2.8161
03/08/2000	108,000	3.0555
02/23/2000	36,936	2.9867
03/28/2000	7,884	2.9629
03/30/2000	3,240	2.9706
04/05/2000	8,100	2.9892
04/07/2000	12,528	3.0112
04/10/2000	10,260	2.9654
04/12/2000	5,616	2.9674
04/13/2000	108,000	3.3333
04/18/2000	16,200	3.0555
04/19/2000	10,800	3.0555
04/26/2000	5,184	2.9214

CUSIP NO. 45767E305	13D	Page 10 of 12 Pages
04/27/2000	8,316	2.9196
05/01/2000	3,888	2.9231
05/03/2000	5,508	2.9212
05/05/2000	9,180	2.9193
05/08/2000	12,420	2.9186
05/09/2000	13,500	2.8953
05/10/2000	22,464	2.8946
05/12/2000	1,620	2.9089
05/19/2000	10,620	2.9089
05/30/2000	10,260	2.5463
05/30/2000	17,280	2.3278
06/05/2000	448,740	2.5231
06/07/2000	3,780	2.3445
06/08/2000	126,900	2.5002
06/22/2000	35,100	2.4421
06/27/2000	38,124	2.2576
06/29/2000	75,600	2.3495
08/03/2000	27,000	2.0486

CUSIP NO. 45767E305	13D	Page 11 of 12 Pages

SCHEDULE III

SHARE PURCHASES BY LC CAPITAL PARTNERS, LP IN MARKET TRANSACTIONS

        The table below sets forth the purchases of the shares of Innovative Clinical Systems, Ltd. (the "Issuer") by LC Capital Partners, LP during the past 2 years through transactions in a national market.

Date	Amount of Shares	Approximate Price Per Share ($) (exclusive of commissions)
10/10/2000	3,500	2.1492
10/11/2000	5,000	2.0955
10/12/2000	6,000	2.0955
10/17/2000	5,000	1.9605
10/19/2000	1,500	1.6550
10/23/2000	6,700	1.5222
10/25/2000	5,500	1.3664
10/26/2000	4,500	1.2316
10/30/2000	2,000	1.1056
10/31/2000	3,500	1.0867
11/01/2000	24,000	1.0636
11/02/2000	10,800	1.1463
11/03/2000	13,800	1.0835
11/10/2000	14,500	1.0835
11/13/2000	8,000	1.0218
11/01/2001	108,000	0.1200

CUSIP NO. 45767E305	13D	Page 12 of 12 Pages

SCHEDULE IV

SHARE PURCHASES BY LC CAPITAL PARTNERS, LP IN NEGOTIATED TRANSACTIONS

        The table below sets forth the purchases of the shares of Innovative Clinical Systems, Ltd. (the "Issuer") by LC Capital Partners, LP through a private, negotiated transaction with Third Avenue Value Fund on May 13, 2002.

Date	Amount of Shares	Approximate Price Per Share ($) (exclusive of commissions)
05/13/2002	4,000,000	0.0603

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SIGNATURE
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF LC CAPITAL PARTNERS, LP
SCHEDULE II SHARE ACQUISITIONS BY LC CAPITAL PARTNERS, LP THROUGH CONVERSION OF CONVERTIBLE SUBORDINATED DEBENTURES
SCHEDULE III SHARE PURCHASES BY LC CAPITAL PARTNERS, LP IN MARKET TRANSACTIONS
SCHEDULE IV SHARE PURCHASES BY LC CAPITAL PARTNERS, LP IN NEGOTIATED TRANSACTIONS